UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 20

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,670,999
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,670,999
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 3 of 20

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 229,135
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 229,135
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 4 of 20

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,993,745 (1)
	8.	Shared Voting Power 15,599,701 (2)
	9.	Sole Dispositive Power 3,227,818
	10.	Shared Dispositive Power 3,900,134
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,593,446 (1) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 765,927 shares of unvested restricted stock.
(2)	Represents the aggregate number of shares of Common Stock held by all other parties to the Stockholders’ Agreement.
(3)	Represents the aggregate number of shares of Common Stock held by all parties to the Stockholders’ Agreement, including Mr. Richison.
(4)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 5 of 20

1.	Names of Reporting Persons. SR-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,097,742
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,097,742
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,742
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 6 of 20

1.	Names of Reporting Persons. Shannon Rowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,097,742
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,097,742
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,742
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 7 of 20

1.	Names of Reporting Persons. WK-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 449,877
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 449,877
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 449,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 8 of 20

1.	Names of Reporting Persons. William X. Kerber, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 508,298 (1)
	8.	Shared Voting Power 449,877
	9.	Sole Dispositive Power 363,507
	10.	Shared Dispositive Power 449,877
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,175 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 144,791 shares of unvested restricted stock.
(2)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 9 of 20

1.	Names of Reporting Persons. Jeffrey D. York
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 970,391 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 823,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,391 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 146,558 shares of unvested restricted stock.
(2)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 10 of 20

1.	Names of Reporting Persons. ELK II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 11 of 20

1.	Names of Reporting Persons. SLY II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 12 of 20

1.	Names of Reporting Persons. Lenox Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 13 of 20

1.	Names of Reporting Persons. Robert J. Levenson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,000
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 200,000
	10.	Shared Dispositive Power 50,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”), The Ruby Group, Inc., an Oklahoma corporation (“The Ruby Group”), Chad Richison (“Mr. Richison”), SR-EGI, Inc., an Oklahoma corporation (“SR-EGI”), Shannon Rowe (“Ms. Rowe”), WK-EGI, Inc., an Oklahoma corporation (“WK-EGI”), William X. Kerber, III (“Mr. Kerber”), Jeffrey D. York (“Mr. York”), ELK II 2012 Descendants’ Trust u/a dated December 26, 2012 (“ELK Trust”), SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 (“SLY Trust”), Lenox Capital Group, LLC, a Delaware limited liability company (“Lenox Capital”), and Robert J. Levenson (“Mr. Levenson” and, collectively with Ernest Group, The Ruby Group, Mr. Richison, SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust and Lenox Capital, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“In connection with the September 2015 Resale Offering, WCAS X and WCAS Capital IV granted Barclays a 30-day option to purchase up to an additional 675,000 shares of Common Stock. On September 23, 2015, Barclays exercised such option in full (the “September Option Exercise”). The sale of Common Stock in connection with the September Option Exercise closed on September 28, 2015.

On November 18, 2015, certain stockholders of the Issuer sold an aggregate of 4,500,000 shares of Common Stock, including 1,385,000 shares of Common Stock sold by certain of the Reporting Persons, in an underwritten public offering (the “November 2015 Resale Offering”) as contemplated by the underwriting agreement by and among the Issuer, Barclays and the selling stockholders named therein, including WCAS X, WCAS Capital IV, WCASM, Ernest Group, SR-EGI, WK-EGI, Mr. York and certain other selling stockholders (collectively, the “November Selling Stockholders”), and set forth in a final prospectus supplement dated November 12, 2015, filed by the Issuer with the SEC on November 16, 2015, which supplements the prospectus dated May 14, 2015 contained in the Shelf Registration Statement. The November 2015 Resale Offering closed on November 18, 2015.

The number of shares of Common Stock reported as beneficially owned by each of the Reporting Persons gives effect to the September Option Exercise and the November 2015 Resale Offering.

In connection with the November 2015 Resale Offering, each November Selling Stockholder entered into a lock-up agreement pursuant to which, subject to certain exceptions, such November Selling Stockholder agreed not to, for a period of 45 days, directly or indirectly, without the prior written consent of Barclays, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by such November Selling Stockholder in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for, or that represent the right to receive shares of, Common Stock, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (iv) publicly disclose the intention to do any of the foregoing.

Each of the lock-up agreements contains certain exceptions, including the disposition of shares of Common Stock purchased in open market transactions after the completion of the November 2015 Resale Offering, certain bona fide gifts, sales, transfers or other dispositions of shares of any class of Common Stock, including by will or intestacy, made exclusively between and among the November Selling Stockholder and members of the November Selling Stockholder’s family or certain other persons, and the adoption of a Rule 10b5-1 sales plan; provided, in certain cases, that no filing shall be required under the Exchange Act and the November Selling Stockholder agrees not to make any filing or public announcement in connection with the transfer or disposition during the 45-day lock-up period.

In connection with the November 2015 Resale Offering, WCAS X and WCAS Capital IV granted Barclays a 30-day option to purchase up to an additional 675,000 shares of Common Stock, solely to cover overallotments. On November 19, 2015, Barclays partially exercised such option and provided notice of its intent to purchase an additional 585,697 shares of Common Stock (the “November 19 Option Exercise”). The sale of Common Stock in connection with the November 19 Option Exercise is expected to close on or about November 24, 2015, subject to customary closing conditions.

The foregoing descriptions of the underwriting agreement dated November 12, 2015 and the lock-up agreements entered into in connection with the November 2015 Resale Offering do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.14 and 99.15, respectively, and are incorporated herein by reference.

On November 11, 2015, Mr. Richison gifted an aggregate 101,000 shares of Common Stock to two non-profit organizations.

Effective November 11, 2015, pursuant to the Settlement Agreement, Mr. Richison completed the transfer of 425,000 shares of Common Stock of the Issuer to his Former Spouse. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to this transaction.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of November 20, 2015, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.2%	3,670,999		0		3,670,999		0
The Ruby Group, Inc.	229,135		0.4%	229,135		0		229,135		0
Chad Richison	19,593,446	(1)	33.2%	3,993,745	(2)	15,599,701	(3)	3,227,818		3,900,134	(4)
SR-EGI, Inc.	1,097,742		1.9%	1,097,742		0		1,097,742		0
Shannon Rowe	1,097,742	(5)	1.9%	0		1,097,742	(5)	0		1,097,742	(5)
WK-EGI, Inc.	449,877		0.8%	449,887		0		449,877		0
William X. Kerber, III	958,175	(6)(7)	1.6%	508,298	(7)	449,877	(6)	363,507		449,877	(6)
Jeffrey D. York	970,391	(8)	1.6%	970,391	(8)	0		823,883		0
ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	30,000	(9)	0.1%	30,000	(9)	0		30,000	(9)	0
SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	30,000	(9)	0.1%	30,000	(9)	0		30,000	(9)	0
Lenox Capital Group, LLC	50,000		0.1%	50,000		0		50,000		0
Robert J. Levenson	250,000	(10)	0.4%	200,000		50,000	(10)	200,000		50,000	(10)

(1)	Consists of (a) 3,993,745 shares of Common Stock owned by Mr. Richison, including 765,927 shares of unvested restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 5,644,975 shares of Common Stock owned by WCAS X, (e) 59,986 shares of Common Stock owned by WCASM, (f) 56,055 shares of Common Stock owned by WCAS Capital IV, (g) 2,602,243 shares of Common Stock owned by certain managing members of the general partners of WCAS X and WCAS Capital IV and certain other persons related to WCAS X and WCAS Capital IV, excluding shares owned by WCASM, (h) 1,097,742 shares of Common Stock owned by SR-EGI, (i) 508,298 shares of Common Stock owned by Mr. Kerber, including 144,791 shares of unvested restricted stock, (j) 449,877 shares of Common Stock owned by WK-EGI, (k) 970,391 shares of Common Stock owned by Mr. York, including 146,558 shares of unvested restricted stock, (l) 200,000 shares of Common Stock owned by Mr. Levenson, (m) 30,000 shares of Common Stock owned by ELK Trust, (n) 30,000 shares of Common Stock owned by SLY Trust and (o) 50,000 shares of Common Stock owned by Lenox Capital.
(2)	Includes 765,927 shares of unvested restricted stock.
(3)	Consists of (a) 5,644,975 shares of Common Stock owned by WCAS X, (b) 59,986 shares of Common Stock owned by WCASM, (c) 56,055 shares of Common Stock owned by WCAS Capital IV, (d) 2,602,243 shares of Common Stock owned by certain managing members of the general partners of WCAS X and WCAS Capital IV and certain other persons related to WCAS X and WCAS Capital IV, excluding shares owned by WCASM, (e) 1,097,742 shares of Common Stock owned by SR-EGI, (f) 508,298 shares of Common Stock owned by Mr. Kerber, including 144,791 shares of unvested restricted stock, (g) 449,877 shares of Common Stock owned by WK-EGI, (h) 970,391 shares of Common Stock owned by Mr. York, including 146,558 shares of unvested restricted stock, (i) 200,000 shares of Common Stock owned by Mr. Levenson, (j) 30,000 shares of Common Stock owned by ELK Trust, (k) 30,000 shares of Common Stock owned by SLY Trust and (l) 50,000 shares of Common Stock owned by Lenox Capital.
(4)	Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group and (b) 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group.
(5)	Represents shares of Common Stock owned by SR-EGI. Ms. Rowe is the sole director of SR-EGI and SR-EGI is wholly owned by Ms. Rowe and certain trusts for the benefit of Ms. Rowe’s children. Ms. Rowe may be deemed to beneficially own the shares of Common Stock owned by SR-EGI.
(6)	Includes 449,877 shares of Common Stock owned by WK-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber and certain trusts for the benefit of Mr. Kerber’s children. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI.
(7)	Includes 144,791 shares of unvested restricted stock.
(8)	Includes 146,558 shares of unvested restricted stock.
(9)	Mr. Levenson is the settlor of the ELK Trust and the SLY Trust and disclaims beneficial ownership of the shares held by these trusts. Neither the filing of this Schedule 13D nor anything herein shall be deemed an admission that Mr. Levenson is the beneficial owner of shares held by the ELK Trust and the SLY Trust.
(10)	Includes 50,000 shares of Common Stock owned by Lenox Capital. Mr. Levenson is the managing member of Lenox Capital.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Underwriting Agreement, dated May 14, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.5	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.6	Form of Restricted Stock Award Agreement for Executives with Employment Agreements (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.7	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.8	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.9	Form of Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.10	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.11	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 6, 2015).

99.12	Underwriting Agreement, dated September 15, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.13	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.14	Underwriting Agreement, dated November 12, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 18, 2015).

99.15	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 18, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

ERNEST GROUP, INC.

By:	*
Name:	Chad Richison
Title:	Director

THE RUBY GROUP, INC.

By:	*
Name:	Chad Richison
Title:	Director

CHAD RICHISON

*

SR-EGI, INC.

By:	*
Name:	Shannon Rowe
Title:	Director

SHANNON ROWE

*

WK-EGI, INC.

By:	*
Name:	William X. Kerber, III
Title:	Director

WILLIAM X. KERBER, III

*

JEFFREY D. YORK

*

ELK II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
Name:	Steven S. Elbaum
Title:	Trustee

SLY II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
Name:	Steven S. Elbaum
Title:	Trustee

LENOX CAPITAL GROUP, LLC

By:	*
Name:	Robert J. Levenson
Title:	Managing Member

ROBERT J. LEVENSON

*

*By:	/s/ Chad Richison
Chad Richison Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Underwriting Agreement, dated May 14, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.5	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.6	Form of Restricted Stock Award Agreement for Executives with Employment Agreements (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.7	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.8	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.9	Form of Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.10	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.11	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 6, 2015).

99.12	Underwriting Agreement, dated September 15, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.13	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.14	Underwriting Agreement, dated November 12, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 18, 2015).

99.15	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 18, 2015).

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
11/11/2015	Chad Richison	—	425,000	(1)	Transfer of Common Stock pursuant to the Settlement Agreement
11/11/2015	Chad Richison	—	100,000	N/A	Gift to non-profit organization
11/11/2015	Chad Richison	—	1,000	N/A	Gift to non-profit organization
11/18/2015	Ernest Group	—	1,000,000	$41.75	Sale to Barclays in connection with November 2015 Resale Offering
11/18/2015	SR-EGI	—	150,000	$41.75	Sale to Barclays in connection with November 2015 Resale Offering
11/18/2015	WK-EGI	—	115,000	$41.75	Sale to Barclays in connection with November 2015 Resale Offering
11/18/2015	Jeffrey D. York	—	120,000	$41.75	Sale to Barclays in connection with November 2015 Resale Offering

(1)	Mr. Richison transferred shares of Common Stock to his Former Spouse pursuant to the terms of the Settlement Agreement.